Mayer Brown LLP 71 South Wacker Drive Chicago, IL 60606 United States of America T: +1 312 782 0600 F: +1 312 701 7711 mayerbrown.com

August 5, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Komul Chaudhry and Kayla Roberts

Re:	USAA Acceptance, LLC
Registration Statement on Form SF-3
Filed May 12, 2025
File No. 333-287184

Ladies and Gentlemen:

On behalf of USAA Acceptance, LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated June 6, 2025 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the captioned Registration Statement on Form SF-3. For your convenience, a copy of this letter is being delivered to you via e-mail, together with a copy of Amendment No. 1, which has been marked to show the changes from the Registration Statement as filed on May 12, 2025, as well as a clean copy of Amendment No. 1.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comment has been repeated below in italics. Please note that the page references refer to the marked copy of the form of prospectus. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including

Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England & Wales), Mayer Brown Hong Kong LLP (a Hong Kong limited liability partnership) and Tauil & Chequer Advogados (a Brazilian law partnership).

August 5, 2025

Registration Statement on Form SF-3

General

1.

Please confirm that the depositor and any issuing entities previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Response: We confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

Form of Prospectus

Where to Find Information in this Prospectus, page 1

2.

We note your statement that you do not assume any responsibility to update or review any forward-looking statement. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.

Response: We have revised the form of prospectus on page 1 to clarify that we will update this information to the extent required by law.

Form of Prospectus

Risk Factors

There may be a conflict of interest among classes of notes or among noteholders generally.,

3.

We note your statement that investors in one or more classes of notes, directly or through affiliates, may have business relationships with the sponsor, the depositor, the servicer, or their affiliates. We also note your example that an investor may provide services to, or obtain services from, these parties, and any of such parties may be a creditor of the others through a financing or other contractual relationship, which may include the sharing of material information regarding the sponsor, the depositor, the servicer or their affiliates that is not disclosed in this prospectus. However, we are unable to locate disclosure elsewhere about these potential business relationships. Please revise your prospectus where appropriate to indicate that you will provide a description of the general character of any business relationship or agreement that is entered into outside the ordinary course of business or that is on terms other than would be obtained in an arm’s length transaction as required by Item 1119(b) of Regulation AB. Refer also to the Instruction to Item 1119(b) of Regulation AB.

Response: We have revised the disclosure on page 21 under “Summary of Risk Factors”, page 30 under “Risk Factors” to create a new risk factor titled “There may be a potential conflict of interest among investors and the sponsor, the depositor, the servicer or their affiliates generally due to business relationships”

August 5, 2025

and page 128 under “Affiliation and Certain Relationships and Related Transactions” to clarify that, if applicable, a description will be added of the general character of any business relationship or agreement that is entered into outside the ordinary course of business or that is on terms other than would be obtained in an arm’s length transaction as required by Item 1119(b) of Regulation AB.

4.

We also note your statements that such business relationships between an investor and one or more transaction parties may create conflicts of interests with other noteholders. Please explain how this disclosure is consistent with Securities Act Rule 192 or revise to qualify it as subject to applicable law. In addressing this comment, please consider, as applicable, any case where the investor may be a securitization participant or sponsor as defined in Rule 192(c), including as a result of the business relationship or the resultant sharing of information.

Response: We have revised the disclosure on page 21 under “Summary of Risk Factors” and page 30 to add a new risk factor titled “There may be a potential conflict of interest among investors and the sponsor, the depositor, the servicer or their affiliates generally due to business relationships” to reflect that, certain investors may be considered “securitization participants” within the meaning of Securities Act Rule 192, and thus may be limited or prohibited in engaging in certain actions or transactions with the sponsor, the servicer or their affiliates under applicable law, including Securities Act Rule 192.

Description of the Certificates, page 102

5.

We note your statements here and elsewhere throughout the prospectus that certain disclosure included in the prospectus does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the applicable principal documents. As you are responsible for the accuracy and completeness of the information in the filing, this type of disclaimer is not appropriate. While disclosure may direct investors to read the entirety of the applicable documents for a more complete discussion, the description of the material terms of such documents must be complete. Please revise accordingly here and elsewhere in the prospectus as necessary.

Response: We have revised the form of prospectus on pages 91, 102, 104 and 119 to delete the language about the summary not purporting to be complete.

Part II - Information Not Required in Prospectus

Item 14(a). Exhibits, page II-1

6.

Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.

Response: We have filed our remaining exhibits with Amendment No. 1.

August 5, 2025

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Stuart M. Litwin, at (312) 701-7373, or Melissa L. Kilcoyne, at (312) 701-7617. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Stuart M. Litwin

Stuart M. Litwin

cc:	Melinda Blundell
Melissa L. Kilcoyne